Exhibit 99.(a)(1)(C)

FORM OF COMMENCEMENT NOTICE

To:	[Eligible Optionee Name]
From:	stockgrant@hain-celestial.com
Subject:	Commencement of Offer to Amend Eligible Options

Today, the Company has formally commenced a “tender offer” to address certain adverse tax consequences associated with certain employee stock options, which we call the “Offer to Amend Eligible Options.”

Some of our employees hold stock options with exercise prices that may be lower than the fair market value of our common stock on the applicable grant date. These options may therefore be subject to adverse U.S. tax consequences under Section 409A of the U.S. Internal Revenue Code of 1986, as amended. Accordingly, the Company is making the “Offer” so that each eligible optionee holding one or more of these options will have the opportunity to amend those options to help avoid or minimize such adverse taxation.

The complete terms and conditions of this tender offer program are set forth in the documents attached to this email and your personalized Election Form, which will be sent in a separate email. These documents were also filed today with the Securities and Exchange Commission, and can be viewed at www.sec.gov. These documents contain specific details about the tender offer, including a Summary of Terms, which we encourage you to carefully review.

Additionally, you will soon be receiving an email containing an attached personalized Election Form which describes the details of your outstanding option grants and the extent to which they are eligible for participation in the tender offer.

IMPORTANT: Whether or not you intend to participate in the tender offer, you must submit an executed Election Form indicating your intention to accept or reject the tender offer by December 23, 2008, at 11:59 p.m. Eastern Time (or a later time if the offer is extended).

If you believe you have not received the necessary documentation in connection with the tender offer, or if you do not soon receive your personalized Election Form, or if you have any questions about such documentation, please email your question to stockgrant@hain-celestial.com.

Participation in the tender offer is voluntary, but may enable you to eliminate or minimize the potentially adverse personal tax consequences you may otherwise incur with respect to certain stock option grants. We strongly recommend that you consult with your personal financial, tax and legal advisors to determine the tax consequences of electing or declining to participate in the tender offer.

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